UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Exar Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

300645108
(CUSIP Number)

JEFFREY JACOBOWITZ
SIMCOE CAPITAL MANAGEMENT, LLC
509 Madison Avenue, Suite 2200
New York, New York 10022
(212) 448-7400

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,577,901
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,577,901
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,577,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,663
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,663
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SDR PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,031
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 119,031
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,577,901
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,577,901
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,577,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 300645108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 28, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MaxLinear, Inc. (“MaxLinear” or “Parent”), and Eagle Acquisition Corporation, a wholly owned subsidiary of MaxLinear (“Purchaser”), pursuant to which MaxLinear will acquire the Issuer.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares of the Issuer, at a purchase price of $13.00 per Share, net to the tendering stockholder in cash, without interest and subject to any required withholding taxes.  Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Issuer (the “Merger”), and the Issuer will survive the Merger as a wholly owned subsidiary of MaxLinear.

Purchaser has agreed to commence the Offer as promptly as practicable but, in any event, no later than April 25, 2017, and the Offer will expire at midnight on the 20th business day following the commencement date of the Offer unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission.  The Offer and the Merger are subject to the satisfaction of customary closing conditions, as set forth in the Merger Agreement.  For a more detailed description of the Merger Agreement and the Offer, reference is made to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 29, 2017.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, Parent and Purchaser entered into a Support Agreement (the “Support Agreement”), which provides, among other things, that the Reporting Persons will tender all of their Shares into the Offer.  In order to secure the performance of the Reporting Persons’ obligations under the Support Agreement, the Reporting Persons granted a proxy appointing Parent and any designee of Parent, alone or together, as the Reporting Persons’ attorney-in-fact and proxy to vote the Shares, or grant a consent or approval in respect of the Shares in any circumstance upon which the vote, consent or other approval of the Issuer’s stockholders is sought, in favor of the Offer, the Merger, the adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and/or otherwise in accordance with the Reporting Persons’ voting obligations under the Support Agreement.

In addition, the Reporting Persons agreed that during the term of the Support Agreement, they would not, except as provided under the Merger Agreement, take the following actions with respect to the Shares: (i) sell, transfer, pledge, assign or otherwise encumber or dispose of, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) or understanding with respect to any of the Shares to any person other than Parent or Parent’s designees, (ii) grant any proxy, power of attorney or other authorization or consent with respect to any of the Shares related to any matter that is inconsistent with the Offer, the Merger, or any transactions contemplated by the Merger Agreement or the provisions thereunder, (iii) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Shares, or (iv) knowingly, directly or indirectly, take, or cause the taking of, any other action that would restrict, limit or interfere with the performance of the Reporting Persons obligations under the Support Agreement, all subject to specified exceptions.

CUSIP NO. 300645108

Pursuant to the Support Agreement, the Reporting Persons also agreed, among other things, to vote all of their Shares at any meeting of stockholders of the Issuer: (i) against any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Issuer (as such terms are defined in the Merger Agreement) and (ii) against any action, proposal, transaction or agreement which would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Offer or the Merger or the fulfillment of Parent’s, the Issuer’s, or Purchaser’s conditions under the Merger Agreement or change in any manner the voting rights of any security of the Issuer; provided, however, that the Reporting Persons shall not otherwise be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the Issuer’s stockholders.

The Support Agreement will terminate upon certain specified events, including termination of the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,192,445 Shares outstanding, as of March 27, 2017, which is the total number of Shares outstanding as reported in the Merger Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 29, 2017.

A.	Simcoe Partners

(a)	As of the date hereof, Simcoe Partners directly owned 2,324,663 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 2,324,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,324,663
4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Partners has not entered into any transactions in the Shares since Amendment No. 1 to the Schedule 13D.

B.	Simcoe Management

(a)	Simcoe Management, as the general partner of Simcoe Partners, may be deemed the beneficial owner of the 2,324,663 Shares owned by Simcoe Partners.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 2,324,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,324,663
4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Management has not entered into any transactions in the Shares since Amendment No. 1 to the Schedule 13D.

CUSIP NO. 300645108

C.	SDR Partners

(a)	As of the date hereof, SDR Partners directly owned 119,031 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 119,031
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 119,031
4. Shared power to dispose or direct the disposition: 0

(c)	SDR Partners has not entered into any transactions in the Shares since Amendment No. 1 to the Schedule 13D.

D.	Simcoe Capital

(a)
As of the date hereof, 134,207 Shares were held in the Managed Accounts. Simcoe Capital, as the investment manager to each of Simcoe Partners, SDR Partners and the Managed Accounts, may be deemed the beneficial owner of the (i) 2,324,663 Shares owned by Simcoe Partners, (ii) 119,031 Shares owned by SDR Partners and (iii) 134,207 Shares held in the Managed Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,577,901
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,577,901
4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Capital has not entered into any transactions in the Shares since Amendment No. 1 to the Schedule 13D.

E.	Mr. Jacobowitz

(a)
Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 2,324,663 Shares owned by Simcoe Partners, (ii) 119,031 Shares owned by SDR Partners and (iii) 134,207 Shares held in the Managed Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,577,901
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,577,901
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Jacobowitz has not entered into any transactions in the Shares since Amendment No. 1 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 300645108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 28, 2017, the Reporting Persons entered into the Support Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Support Agreement by and among MaxLinear, Inc., Eagle Acquisition Corporation, Simcoe Partners, L.P., Simcoe Management Company, LLC, SDR Partners, LLC, Simcoe Capital Management, LLC, and Jeffrey Jacobowitz, dated March 28, 2017.

CUSIP NO. 300645108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2017

Simcoe Partners, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Management Company, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SDR Partners, LLC

By:	Simcoe Capital Management, LLC Investment Manager

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Capital Management, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz